L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

Management’s Discussion & Analysis

The following discussion and analysis of the results of operations, and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the year ended March 31, 2007 should be read in conjunction with the audited March 31, 2007 consolidated financial statements and the related notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is July 30, 2007. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overview

The Company is a reporting issuer in British Columbia, Alberta and Ontario and trades on the TSX Ventures Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol “L09”. The Company's international ISIN number is CA 5279011020.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Congress Property

A comprehensive exploration program is currently underway on the Company’s Congress Property near Goldbridge and Bralorne, British Columbia. This program is designed to increase the Property’s present resource. New zones discovered last year are being followed up and permits for drill sites are being applied for. The new drill programs will concentrate on the extension of the Lou and Howard Zones.

The Congress Property covers 2,433 hectares (6,012 acres) located on the north side of Carpenter Lake in British Columbia’s historic Bridge River region, 90 kilometres west of the town of Lillooet and can be easily accessed by year round government maintained BC Highway 40.

The property consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims. The Company is reviewing the joint venture partner’s participation in the Congress project.

The first phase of the exploration program included two pits, 27 trenches totalling approximately 300 metres, six NQ diamond drill holes totalling 1,060 metres and 102 MMI geological samples in seven lines. This work tested a potential open pit resource. Cyanide leach tests were positive. The work also extended the indicated strike length of the Lou Zone by 500 metres. The trenching on the Golden Ledge exposed a 1 to 1.5-metre wide silicified fault zone over a strike length of 60 metres with gold values up to 26.4 grams Au per tonne (0.848 oz Au/ton) over 1.2 metres.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

Both surface and underground exploration at Congress have developed the following resources:*

Mineral
Resource
Zone	Tonnes	oz/ton	g/tonne	Category
Howard	273,402.5	0.264	8.20	inferred
Howard	25,909	0.367	11.40	indicated
Howard	40,192	0.280	9.68	measured
Lou (underground)	189,548	0.350	10.90	inferred
Lou (open pit)	124,300	0.077	2.40	inferred
Congress	106,678	0.238	7.40	indicated

*From “Trenching, Drilling and Metallurgical Testing on the Congress Property”- David St. Clair Dunn, P.Geo.NI 43-1-1 Compliant. Nov 2005

Phase two of a three phase exploration program started late in the September 2006 quarter on the Congress property. Six holes were completed subsequent to the quarter and all six holes intersected the targeted mineralized zones. Four of the holes were a follow-up to the first phase on the Golden Ledge Zone and the other two were on geochemical anomalies on the northern extension of the Lou Zone. The assay results for these six holes are not yet available.

The second phase of the drilling on the Congress property in British Columbia was completed in December 2006. During the December 2006 quarter, a total of 16 holes totaling 2,257 metres were completed. Five holes targeting the Golden Ledge Zone, nine holes targeting the Lou Zone and two on the Howard Zone, were completed in December. All holes reached the targeted zones and the drill results are:

LEVON CONGRESS 2006 DRILL RESULTS
Hole	Location UTM		Bearing	Dip	Length Metres	Intersection Metres	Gold g/tonne
	Northings	Eastings
GOLDEN LEDGE ZONE
GL-06-01	5639328	514291 E	350	45	166.37	68.0 - 69.0 (1) 72.0 - 75.0 (3) 91.0 - 92.0 (2) 122.0 -124.0 (2)	3.08 6.41 4.17 4.71
GL-06-02	5639411	514285	190	50	81.40	51.0 – 53.0 (2)	5.66
GL-06-03	5639411	514285	190	60	72.24	45.0 – 46.0 (1)	5.48
GL-06-04	5639338	514267	010	45	102.72	88.0 – 89.0 (1)	3.38
GL-06-05	5639338	514267	010	60	121.01	66.44 – 67.50 (1.06) 71.0 – 71-75 (0.75)	3.80 2.38
LOU ZONE
LZ-06-01	5638871	514799	88	50	99.67	52.50 – 53.0 (0.5)	4.21
LZ-06-02	5639045	514861	90	45	117.96	NO SIGNIFICANT VALUES (NSV)
LZ-06-03	5638291	514764	90	45	203.30	150.0–152.50 (2.0) 178.0 -180.0 (2.0)	4.40 1.71
LZ-06-04	5638227	514760	90	45	157.02	(NSV)

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

LZ-06-05	5638124	514759	90	55	185.01	132.0 – 134.0 (2.0) 139.86-142.0 (2.14)	2.55 1.03
LZ-06-06	5638076	514753	96	45	194.16	151.5 - 153.5 (2.0)	2.94
LZ-06-07	5638076	514753	106	45	178.92	155.0 - 158.0 (3.0)	7.28
LZ-06-08	5638076	514750	106	60	203.30	162.0 - 163.0 (1.0)	1.59
LZ-06-09	5637426	514671	060	45	163.68	(NSV)
HOWARD ZONE
C-06-01	5637430	514321	100	45	151.51	(NSV)
C-06-02	5637433	514321	90	55	159.39	115.0 – 116.0 (1.0) 153.0 – 154.0 (1.0)	0.67 10.70

In each of the zones, the holes intersected the target mineralized structures. Drilling on the Golden Ledge Zone extended the gold bearing structure approximately 25 metres to the west and to depth. The most significant intercept was Hole GL-06-01, 3 metres of 6.41 grams of gold per tonne.

Drilling on the Lou Zone successfully extended the structure by 500 metres to the north and to depth. The most significant intercept was Hole LZ-06-07, 3 metres of 7.28 grams of gold per tonne.

Two holes were drilled on the southern end of the Howard Zone on the shore of Carpenter Lake. The most significant intercept was Hole C-06-02, 1 metre of 10.70 grams of gold per tonne.

Since May 15, 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator.

Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

During the later part of June, Geotronics of Vancouver was contracted to place three MMI soil grids on areas of the Congress Property, where surface exploration is made difficult due to overburden depths. A total of 14,000 meters of line was cut, using 100m line spacing with samples being collected every 20m. Results of the MMI are currently pending.

An application was made to the Ministry of Mines for mechanical trenching on the Congress Property, and the permit has now been received by Levon. A total of 10 trenches were dug in portions of the Congress Property where overburden obscured rock classification in the past. Assay results are pending. Three new mineralized zones were discovered during the course of the recent trenching with widths ranging from 1.3m to 2.5m.

The assay results for samples from the hand trenching to date are as follows:

Zone	No of Trenches	Assay Range Grams per Tonne
Ogee Zone	2	0.52 to 9.98
Relocated Zone End of Road	5	2.12 to 23.27
Relocated Zone 100 Metres Southeast of End of Road	4	0.18 to 5.92
Boo Coo Zone	9	0.19 to 27.68

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

This drilling on the Congress Property is being supervised by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Norman Sass and Ruf Claims

Agnico-Eagle mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Agnico-Eagle drilled approximately 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  In February 2007, Agnico-Eagle Mines Ltd. has notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities. The Company has been pleased with the work done by Agnico-Eagle during the past two years. They successfully showed depths to the lower plate sequence across the Norma Sass ground.

An exploration drill program is being planned for the Company’s Norma Sass and Ruf Claims in Nevada. The claims are jointly held with Coral Gold Resources Ltd. and the properties are strategically located adjoining Barrick’s Pipeline Deposit.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company’s financial instruments consist of cash, security deposits, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, security deposits, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

Changes in Accounting Policies

None.

Prior Period Adjustment

During the year ended March 31, 2007, the Company discovered that there were general and administrative expenses totalling $29,559 that were not recorded in prior periods. The financial statements have been retroactively adjusted to reflect this error.

Selected Annual Information

The following financial data is derived from the Company’s audited financial statements for the three most recently completed financial years:

Year Ended	March 31, 2007	March 31, 2006	March 31, 2005
Revenue	$ —	$ —	$ —
Loss before other items	(428,530)	(483,466)	(163,779)
Loss for the year	(236,819)	(429,992)	(62,155)
Loss per share	(0.01)	(0.02)	(0.00)
Total Assets	1,747,631	1,526,119	788,878
Total Liabilities	163,429	315,488	297,509
Working Capital	533,596	612,730	139,626

The Company’s loss before other items since fiscal year 2005 has increased primarily because of stock-based compensation that was charged in the two most recent years compared to nil in 2005. As well, the Company has become increasingly more active in exploration which results in higher administration costs. To accommodate the increase in administrative demands, the Company has changed administrative service providers and participates to a larger degree in an overhead cost sharing agreement.

Total assets have increased each year since 2005 but the reasons are different for 2006 and 2007. The Company had more cash on hand at the end of 2006 due to a private placement financing that was taking place at year end whereas 2007 had less cash but significantly more investment in resource properties. The decrease in liabilities between 2006 and 2007 is largely due to the Company settling amounts owing to related parties that had accumulated from the current and prior periods.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2006

There was a net income of $4,057 for the three months ended March 31, 2007 compared to a loss of $284,670 in the comparative 2006 quarter, a positive change of $288,727. The primary reason for this change was an income tax recovery of $183,907 recorded at year end March 31, 2007 and thus creating a net income for the quarter instead of a loss. The quarter ended March 31, 2006 did not have any such amounts recorded. General and administrative expenses account for most of the remaining difference.

General and administrative expenses were $173,540 for the three months ended March 31, 2007 compared to $302,225 in the 2006 quarter, a decrease of $128,685. The decreases experienced in the current quarter compared to the 2006 quarter were $11,800 in corporate and administrative services, $47,877 in office occupancy and miscellaneous costs, $17,437 in professional fees and $114,715 in stock-based compensation. Impacting corporate and administrative services and office occupancy and miscellaneous costs was that the company had previously outsourced its’ accounting and corporate secretary requirements but as of January 1, 2007, these services are provided under the cost sharing agreement that the Company has with a related private company. The primary expense increases consisted of $14,500 in consulting and management fees, $1,906 in compliance listings and transfer agent fees, $14,577 in general exploration, $2,439 in salaries and benefits, $26,519 in shareholder relations and promotion and $3,203 in travel and automotive. The Company has become more active in exploration activities and company promotion and

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

awareness initiatives. An increase in overall staffing has also occurred in the current quarter to handle the increase in activity. General exploration expenses consist of the costs to keep those mineral properties that have been written down to a nominal value in good standing and the fair value of stock options granted to consultants who provide exploration related services. Similarly, consulting fees increased due to the fair value of stock options granted to a consultant of the company that provided financial related services.

RESULTS OF OPERATION FOR THE TWELVE MONTHS ENDED MARCH 31, 2007 COMPARED TO THE TWELVE MONTHS ENDED MARCH 31, 2006

Loss for the year ended March 31, 2007 was $236,819 compared to the loss of $429,992 for the year ended March 31, 2006, a decrease of $193,173. As was the case with the fourth quarter comparison, an income tax recovery of $183,907 recorded at fiscal 2007 year end is the reason that the loss decreased so significantly. Interest income increased from $11,466 in the 2006 fiscal year to $14,071 in the 2007 fiscal year due to more cash being held in an interest bearing bank account. There was also a recovery of $45,664 on mineral property costs in the 2006 fiscal year compared to $3,712 in the current year. The Company also had to record a write-down of $9,979 against investments in the current year due to the fair market value of some securities falling below the book cost. The balance of the loss increase before the income tax recovery is taken into account is due to higher general and administrative expenses.

General and administrative expenses totaled $428,530 for the year ended March 31, 2007 with a comparative expense of $483,466 for the year ended March 31, 2006, a decrease of $54,936. There were cost increases of $11,305 in consulting and management fees, $8,290 in compliance listings and transfer agent fees, $14,577 in general exploration, $30,388 in shareholder relations and promotion and $22,461 in travel and automotive. Compliance listings and transfer agent fees were higher due to private placements occurring in the current year but not in the 2006 fiscal year. Other administrative expenses were higher for the same reasons described in the fourth quarter comparison in addition to an adjustment to a flow-through share issuance resulting in additional legal fees and amounts paid to the Canada Revenue Agency. Cost decreases in the current year were experienced in office occupancy and miscellaneous costs of $34,775, professional fees of $2,533, salaries and benefits of $9,034 and stock-based compensation of $95,315.

Summary of Quarterly Results

Expressed in Cdn $

Period ended	Mar. 31 2007 Q4	Dec. 31 2006 Q3	Sept.30 2006 Q2	June 30 2006 Q1	Mar.31 2006 Q4	Dec.31 2005 Q3	Sept.30 2005 Q2	Jun 30 2005 Q1
Loss before other items	(173,540)	(72,753)	(103,816)	(78,421)	(302,225)	(42,582)	(53,249)	(85,410)
Net Income (Loss)	4,057	(69,405)	(99,043)	(72,428)	(284,670)	(40,375)	(53,079)	(51,868)
Basic Loss per Share	0.00	(0.00)	(0.01)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at March 31, 2007 the Company had working capital of $533,596 including flow-through funds of $96,132 that still needs to be expended.

On November 17, 2006 the Company completed a tax flow-through private placement for proceeds of $300,000 by issuing 3,000,000 units at a price of $0.10 per unit. The total proceeds of $300,000 are restricted in use for (“CEE”) under Canadian income tax legislation.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

The Company also completed two other non-flow-through private placements during the 2007 fiscal year. The first one issued 9,550,000 units at a price of $0.10 per unit for proceeds of $955,000 less share issuance costs of $21,800. The second private placement issued 487,572 units at price of $0.35 per unit for proceeds of $170,650.

The Company believes it has sufficient working capital to meet its current obligations and operating expenses to the end of the fiscal year.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Outstanding Share Data as of July 25, 2007

There were 43,464,483 common shares outstanding.

Summary of stock options outstanding is as follows:

Expiry Date	Exercise Price	Number of Shares
April 05, 2010	$ 0.10	1,640,000
April 25, 2011	$ 0.21	925,000
October 2, 2011	$ 0.10	275,000
January 26, 2012	$0.18	250,000
June 14, 2012	$0.35	200,000
		3,290,000

Summary of share purchase warrants outstanding is as follows:

Expiry Date	Exercise Price	Number of Shares
April 12, 2008	$0.15	6,895,000
Nov. 17, 2007/08	$0.12/$0.15	2,750,000
March 30, 2008	$0.40	487,572
		10,132,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

Related Party Transactions

During the fiscal year ended March 31, 2007:

(a)	$26,000 (2006 - $26,300) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

(b)

$104,697 (2006 - $59,540) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common Directors;

(c)	$348,403 (2006 - $114,854) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company with common management;

(d)	$29,706 (2006 - $6,524) was charged to the Company for exploration service expenses from Bralorne Gold Mines Ltd., a public company with common Directors and management;

(e)	$13,930 (2006 - $30,000) was paid for consulting services to a private company controlled by a director of a related company;

(f)	$12,500 (2006 - $Nil) was paid for management fees to a private company controlled by a Director and officer of the Company; and

(g)	$15,000 (2006 - $30,000) was paid for management fees to a private company controlled by a Director and officer of the Company.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The amount due from a related party consists of $12,391 (2006 - $94,153) owing from ABC Drilling which is the balance of an advance towards drilling services. Amounts due are without stated terms of interest or repayment.

Amounts due to related parties include $32,256 (2006 - $115,719) owed to Oniva, $68,069 (2006 - $61,317) owed to two public companies related by way of common Directors, and $3,639 (2006 - $61,250) owed to three private company’s controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the year, $12,500 was paid to the President for services as director and officer of the Company; $15,000 was paid to the V.P., Finance for services as director and officer of the Company and $2,147 was paid to the Secretary for services as an officer of the Company.

Commitment

On November 9, 2006, the Company entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm to provide investor communication services

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Fiscal Year Ended March 31, 2007

in Europe. The Company has agreed to pay $2,000 per month plus expenses for an initial term of 12 months, which may be extended for further period.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at March 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at March 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events

There have been 2,485,000 warrants exercised for proceeds of $298,500 and 195,000 stock options exercised for proceeds of $19,500 subsequent to the fiscal year end.

On June 14, 2007, 200,000 stock options were granted to employees and consultants of the Company at a price of $0.35 per share expiring June 14, 2012.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600